December 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios
Daniel Morris

Re:	McEwen Mining Inc.
Registration Statement on Form S-3
Filed November 6, 2023
File No. 333-275324

Ladies and Gentlemen:

This letter sets forth the response of McEwen Mining Inc. (the “Company”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated November 30, 2023 with respect to the above-referenced Registration Statement on Form S-3. For your convenience, the Staff’s comment is set forth in bold below, followed by the Company’s response.

Registration Statement on Form S-3

Description of Securities

Debt Securities, page 4

1.	You state that the debt securities will be issued under one or more separate indentures, and that you will file a copy of the indentures or supplemental indentures with the SEC at or before the time of the offering of the applicable series of debt securities. Please revise your disclosure to clarify whether the indenture incorporated by reference as Exhibit 4.1 will cover all the debt securities to be issued under this S-3. If it does not, please note that any additional forms of indenture that are necessary to cover the debt to be issued must be filed prior to effectiveness.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company has revised the disclosure beginning on page 4 to clarify that the form of indenture incorporated by reference as Exhibit 4.1 will cover all of the debt securities that may be issued under the Form S-3.

*        *       *       *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (647) 258-0395 or by email at ping@mcewenmining.com with any questions or further comments you may have.

Sincerely,

/s/ Perry Ing

Perry Ing
Chief Financial Officer

cc:	Robert McEwen, Chief Executive Officer – McEwen Mining Inc.
Carmen Diges, General Counsel – McEwen Mining Inc.
David R. Crandall, Hogan Lovells US LLP

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